Exhibit 99.1

RiT Technologies Ltd. and Subsidiaries

RiT Technologies Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As of June 30, 2013 (Unaudited)

RiT Technologies Ltd. and Subsidiaries

Table of Contents

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets

	June 30,	December 31,
	2013	2012
	US$ thousands	US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,314	2,183
Trade receivables, net*	2,810	1,998
Other current assets	492	461
Inventories	4,395	3,359
Total Current Assets	9,011	8,001

Assets held for severance benefits	1,206	1,126
Property and equipment, net	528	545

Total Assets	10,745	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	174
Trade payables	2,618	1,234
Other payables and accrued liabilities	1,689	1,628
Total Current Liabilities	4,307	3,036

Principal shareholder convertible loan	-	3,000
Liability in respect of employees' severance benefits	1,396	1,346
Total Liabilities	5,703	7,382

Shareholders' Equity:
Share capital	1,969	1,644
Treasury stock	(27)	(27)
Additional paid-in capital	60,316	53,413
Accumulated deficit	(57,216)	(52,740)
Total Shareholders' Equity	5,042	2,290

Total Liabilities and Shareholders' Equity	10,745	9,672

*
Includes balances in the amounts of $208,000 and $177,000 with related parties as of June 30, 2013 and December 31, 2012, respectively and net of the allowance for doubtful accounts in the amount of $449,000 and $544,000 as of June 30, 2013 and December 31, 2012, respectively.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Operations

	Six Months Ended June 30,
	2013	2012
	US$ thousands	US$ thousands
Sales	4,904	4,201

Cost of sales	3,144	3,002

Gross profit	1,760	1,199

Operating expenses:

Research and development, net	2,389	1,755
Sales and marketing	2,212	3,108
General and administrative	1,578	1,591
Total operating expenses	6,179	6,454

Operating loss	(4,419)	(5,255)

Financing loss, net	(57)	(70)

Loss before income tax expense	(4,476)	(5,325)

Net Loss	(4,476)	(5,325)

Net Loss Per Share - Basic and Diluted	(0.54)	(1.02)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	8,233,649	5,209,122

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Shareholders’ Equity

						Additional
	Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid - In	Accumulated
	Shares *	Shares *	Stock *	Shares	Stock	Capital	Deficit	Total
	Number of Shares			US $ In Thousands
Balance as of January 1, 2012	17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035
Conversion of convertible loan from principal shareholder	-	2,265,857	-	474	-	7,587	-	8,061
Equity transaction	-	-	-	-	-	(584)	-	(584)
Issuance of shares to related party	-	218,813	-	44	-	540	-	584
Stock compensation expense	-	-	-	-	-	301	-	301
Exercise of stock options	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(11,107)	(11,107)
Balance as of December 31, 2012	17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290

Conversion of convertible loan from principal shareholder	-	1,470,904	-	322	-	6,217	-	6,539
Stock compensation expense	-	-	-	-	-	686	-	686
Issuance of shares in at-the-market offering		16,028	-	3	-	-	-	3
Exercise of stock options	-	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	-	(4,476)	(4,476)
Balance as of June 30, 2013	17,030	9,180,724	2,125	$1,969	$(27)	$60,316	$(57,216)	$5,042

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 50,000,000 Ordinary Shares as of June 30, 2013 and 10,000,000 as of December 31, 2012; issued and outstanding Ordinary Shares 9,182,849 as of June 30, 2013 and 7,695,917 as of December 31, 2012 (including 2,125 of which are held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of June 30, 2013 and December 31, 2012.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	June 30,	June 30,
	2013	2012
	US$ thousands	US$ thousands

Net loss for the period	$(4,476)	$(5,325)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	5	21
Depreciation of property and equipment	84	119
Stock compensation expense	686	92

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(812)	535
Decrease in other current assets	210	183
Increase in inventories	(1,036)	(1,017)
Increase in trade payables	1,384	448
Interest on principal shareholder convertible loan	39	22
Increase (decrease) in other payables and accrued expenses	(215)	294

Net cash used for operating activities	(4,131)	(4,628)

Investing activities:
Purchase of property and equipment	(67)	(230)

Net cash used for investing activities	(67)	(230)

Financing activities:
Proceeds from short term loans	218	(408)
Repayment of short term loans	(392)	491
Proceeds from principal shareholder loan	3,500	5,399
Proceeds from issuance of shares At-The-Market, net	3	-

Net cash provided by financing activities	3,329	5,482
Net increase (decrease) in cash and cash equivalents	(869)	624
Cash and cash equivalents at the beginning of the period	2,183	884
Cash and cash equivalents at the end of the period	$1,314	$1,508

Non cash financing activities

Conversion of loans	$6,539	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 1 -  General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. RiT Technologies Ltd.’s solutions are designed to help customers maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs.

RiT Technologies Ltd. has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of RiT Technologies Ltd’s products.

In this document the terms the “Company” or “RiT” refer to RiT Technologies Ltd. together with its wholly-owned subsidiary RiT Technologies Inc.

The Company has significant losses attributable to its operations. In May 2012 a new strategic plan was approved by the Company's Board of Directors, that includes realignment of the Company's sales and marketing capabilities and investment in new products development. During 2012 and 2013 the Company was primarily supported through a Convertible Loan from its main shareholder. Based on the most current sales and spending projections, the Company’s estimated liquidity during the next twelve months will also be primarily supported through the Convertible Loan from the main shareholder to meet the Company’s operating and loan obligations as they become due. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections and the receiving of loans under the Covertible Loan referred to above. The company will also seek to raise additional capital. There is no assurance that the Company will be able to raise any additional capital.

Note 2 – Basis of Preparation

Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. They should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2012 annual consolidated financial statements, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2012.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013 or for any other future period.

Note 3 -  Shareholders’ Equity

A.           Share Capital

1.	As of June 30, 2013, the number of the ordinary shares outstanding is 9,180,724 (excluding 2,125 treasury shares held by a subsidiary).

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 -  Shareholders’ Equity (cont')

2.
On June 11, 2009 the Company entered into a Loan Agreement with STINS COMAN, the Company's controlling shareholder. On June 17, 2009, the Company entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009.

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional amendments signed on February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012 and October 23, 2012  and currently is $35 million. At any time commencing October 1, 2009 through December 31, 2015, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the Maximum Amount of $35 million) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

In the six months ended June 30, 2013 the Company had drawn approximately $3.5 million under the Convertible loan Agreement and STINS COMAN has converted approximately $6.5 million (principal and interest) into 1,470,904 ordinary shares. As of June 30, 2013 we have the right to draw an additional $12.1 million under the Convertible Loan Agreement.

3.
On June 26, 2012 the Company purchased its indoor wireless optical network technology from Invencom Technologies Ltd., a related party under common control, by exercising its purchase option, in accordance with the terms of a Technology Purchase Agreement, by and between RiT and the related party (the “Purchase Agreement”). Total purchase price for the sale and transfer of the technology and all rights thereto from the related party to RiT was $583,270 and (b) a revenue sharing equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology.

It was agreed between the parties that the purchase price ($583,270) be recorded as a loan amount provided by the related party to RiT bearing an interest rate of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. The related party was granted a right to convert the loan amount or any part thereof (together with interest accrued thereon), into RiT’s ordinary shares with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT receives a written notice from the related party notifying its election of conversion.

The Company recorded the transfer of the technology at historical cost (net book value at the time of transfer). Any difference between the convertible loan amount of $583,270 assumed and the historical cost of the net assets acquired was accounted for as an equity transaction. The historical cost (net book value at the time of transfer and sale) of the technology at the time of the transfer of the technology on the related party books was deemed zero.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 3 -  Shareholders’ Equity (cont')

In September 2012, the related party converted the loan amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

4.
During the six months ended June 30, 2013 the Company issued 16,028 shares and raised approximately $55,000 in an at-the-market offering of securities.  After deducting the expenses related to the offering, the Company recorded $3,000, net of expenses, in the statement of shareholders’ equity via the at-the-market offering.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors itself. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

From January 1, 2013 through June 30, 2013 we have granted a total of 521,000 options to employees and contractors at exercise prices ranging from $3.54 to $4.41 per ordinary share.

For the six months ended June 30, 2013 and 2012 the Company recorded compensation expense related to the grant of options in the amount of $686,129 and $92,201, respectively.

As of June 30, 2013, the total number of options granted under the 2003 Plan is 1,474,028 options and the number of options outstanding under the 2003 Plan is 1,026,151 options. As of June 30, 2013, 860,801 options are available for future grant.

2.           RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options, contractual live of options granted under the plan is six years.

As of June 30, 2013, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 8,405 options. The RiT Inc. Plan expired during May 2009.

3.           Options to non-employees

The Company granted a total of 98,988 options to non-employees from 2003 until June 30, 2013.

C.           Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date the Company has never declared or paid any cash dividends on our ordinary shares. The Company currently intends to retain any future earnings to finance operations and to expand our business and, therefore, we do not expect to pay any cash dividends in the foreseeable future.

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information

A.           Balance Sheets

1.            Cash and cash equivalents

Comprised of:

	June 30,	December 31,
	2013	2012
	US$ thousands	US$ thousands
Cash and deposits *	1,314	2,183

*
As of June 30, 2013 $53,000 is deposited in NIS bearing an average annual interest of 0.41%. $41,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

*
As of December 31, 2012 $51,000 is deposited in NIS bearing an average annual interest of 1.00%. $41,000 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

2.             Trade receivables, net

Trade receivables, net, consist of the following:

	June 30	December 31
	2013	2012
	US$ thousands	US$ thousands
Trade receivables	3,259	2,542
Less allowance for doubtful accounts (*)	(449)	(544)

	2,810	1,998

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands

Balance as of December 31, 2011	263
Additions	281
Deductions	-

Balance as of December 31, 2012	544
Additions	-
Deductions	(95)

Balance as of June 30, 2013	449

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont')

3.            Other current assets

Other current assets consist of the following:

	June 30	December 31
	2013	2012
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	312	140
Prepaid expenses	167	80
Assets held for severance benefits	-	241
Other	13	-

	492	461

4.	Inventories

Inventories consist of the following:

	June 30	December 31
	2013	2012
	US$ thousands	US$ thousands
Raw materials and subassemblies	1,952	1,628
Work in process	442	297
Finished products	2,001	1,434

	4,395	3,359

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30	December 31
	2013	2012
	US$ thousands	US$ thousands
Employees and employee institutions	872	769
Accrued expenses	513	369
Provision for product warranty	100	100
Liability in respect of severance benefits	-	276
Deferred revenues	188	-
Other	16	114

	1,689	1,628

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Supplementary Financial Statements Information (cont')

B.           Statements of operations

1.            Sales (1)

(a)           Classification of sales by geographical destination:

	Six months ended June 30	Six months ended June 30
	2013	2012
	US$ thousands	US$ thousands
United States	50	35
Europe	1,730	1,562
Israel	1,285	1,130
South and Latin America	461	188
Asia Pacific	1,152	1,199
Rest of the world	226	87

	4,904	4,201

(1)   Sales are attributed to geographical areas based on location of customers.
       The Company’s property and equipment is primarily located in Israel.

(b)	Principal customers:

During the six months ended June 30, 2013 there were two customers that represented 12% and 10% of total sales. During the six months ended June 30, 2012 there were four customers that represented 12.5%, 12%, 11% and 10% of total sales.

2.            Cost of sales

Cost of sales consists of the following:
	Six months ended June 30	Six months ended June 30
	2013	2012
	US$ thousands	US$ thousands
Payroll and related benefits	397	350
Materials purchased	2,016	1,886
Subcontracted work	1,172	1,483
Write-down of inventories	-	17
Other production costs	595	300

	4,180	4,036
Decrease (increase) in inventories	(1,036)	(1,034)

	3,144	3,002

RiT Technologies Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Related Parties Balances and Transactions

The Company is party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law – 1999 (as amended) and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	June 30	December 31
	2013	2012
	US$ thousands	US$ thousands
Principal/controlling:
Accounts receivable trade	208	177
Principal shareholder convertible loan	-	3,000

B.           Income from or expenses to related parties

The following related party transactions are included in the statements of operations.

	Six months ended June 30	Six months ended June 30
	2013	2012
	US$ thousands	US$ thousands
Income:
Sales	289	64

Costs and expenses:
Financing expense	27	22